One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

JOSHUA KATZ joshua.katz@dechert.com +1 617 728 7136 Direct +1 617 275 8409 Fax

February 23, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”)
SEC File Numbers 333-185659 and 811-22781

Dear Mr. Williamson:

This letter responds to comments you provided to Neema Nassiri of Dechert LLP and me during a telephonic discussion on February 2, 2018 with respect to your review of Post-Effective Amendments Nos. 59 and 60 (each, a “PEA”) to the Registrant’s registration statement, both of which filed with the Securities and Exchange Commission (“SEC”) on December 18, 2017. PEA No. 59 was filed pursuant to Rule 485(a) under the Securities Act of 1933 to (i) incorporate all supplements filed since February 28, 2017 to the registration statement of Goldman Sachs Multi-Manager Alternatives Fund, including supplements reflecting the addition of new sub-advisers, in connection with the annual update; (ii) register Class R6 Shares of the Goldman Sachs Multi-Manager Alternatives Fund; and (iii) make certain other disclosure changes. PEA No. 60 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2017 to the registration statement of Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Goldman Sachs Multi-Manager Global Equity Fund, and Goldman Sachs Multi-Manager Real Assets Strategy Fund (together, with Goldman Sachs Multi-Manager Alternatives Fund, the “Funds”), including supplements reflecting the addition of new sub-advisers, in connection with the annual update; and (ii) make certain other disclosure changes. We have reproduced your comments below, followed by the Registrant’s responses. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: Please confirm that, in updating the Funds’ disclosures, the Registrant considered comments relating to Class R6 Shares that were provided by the Staff in connection with its review of post-effective amendments to the registration statements of certain series of Goldman Sachs Trust, filed on October 13, 2017 and December 15, 2017.

Response: The Registrant confirms that it has considered the above-mentioned comments in updating the Funds’ disclosures.

Goldman Sachs Multi-Manager Global Equity Fund

2.	Comment: Footnote 42 in the SEC adopting release for Rule 35d-1 under the Investment Company Act of 1940 states that the SEC expects an investment company using the term “global” or international” in its name will invest its assets in investments that are “tied economically to a number of countries throughout the world.”[1] As the Fund’s name includes the term “global,” please explain how the Fund complies with this guidance absent an asset-based percentage threshold for investments in U.S. and foreign issuers, or revise the Fund’s principal investment strategy to include such a threshold.

Response: The Registrant believes that the disclosure regarding the Fund’s intention to invest globally is consistent with the above footnote and related SEC Staff guidance. The footnote states that an investment company that uses the term “international” or “global” in its name is not subject to Rule 35d-1. Further, as disclosed in the “Principal Investment Strategies” section of the Fund’s prospectus, the Fund “invests in a globally diversified portfolio of equity investments” and “invests in at least three countries, including the United States.” For these reasons, the Registrant believes that the existing disclosure is appropriate.

3.	Comment: Please explain why the Morgan Stanley Capital International All Country World Index Investable Market Index (Net, USD, 50% Non-U.S. Developed Hedged to USD) (the “Index”) is an appropriate broad-based index for purposes of the performance table presentation. Please ensure that that the Fund’s investment strategy appropriately describes the Fund’s use of foreign currency hedging.

Response: The Registrant believes that the Index is an appropriate broad-based index against which to compare the Fund’s performance in light of the Fund’s strategy to invest at least 80% of its assets in equity investments of U.S. and non-U.S. companies and, in some cases, hedge its foreign currency exposure. The Registrant believes that the Index generally reflects the asset classes and instruments in which the Fund’s Underlying Managers currently invest, as the Fund’s Underlying Managers trade across U.S. and

[1]	Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001)

non-U.S. equities with varying market capitalizations, and Russell Investments Implementation Services, LLC implements a foreign currency hedging strategy. The Registrant also respectfully notes that the SEC has stated that a fund has a “considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.”2 Instruction 5 to Item 27(b)(7) of Form N-1A provides that an “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

The Registrant notes that disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund “may use currency management techniques, such as forward foreign currency contracts, for investment or hedging purposes.” The disclosure also identifies other types of derivative instruments that the Fund may use to manage its exposure to foreign currencies (for investment or hedging purposes), including currency swaps and options. Accordingly, the Registrant believes that the existing disclosure is appropriate.

4.	Comment: Please remove or revise the disclosure in the Statement of Additional Information, which directs prospective investors to review each Underlying Manager’s Form ADV for additional information about potential conflicts of interest prior to purchasing Fund shares. All information required by Form N-1A should be provided directly in the registration statement.

Response: The Registrant has removed the statement that directs prospective investors to review the Underlying Managers’ Forms ADV prior to purchasing Fund shares. However, the Registrant believes it is appropriate to retain general references to the Investment Adviser’s and Underlying Managers’ Forms ADV to highlight publicly-available documents that provide additional information, which may be helpful to investors.

[2]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Goldman Sachs Multi-Manager Alternatives Fund

5.	Comment: Please describe supplementally the services provided to the Fund’s Class C shareholders pursuant to Class C Shares’ 0.25% non-12b-1 service fee, and explain why such services are separate from those provided pursuant to the 0.75% 12b-1 distribution fee.

Response: As disclosed in the “Shareholder Guide” section of the Fund’s prospectus, the 0.25% fee for Class C Shares is for “personal and account maintenance services, and may be used to make payments to Goldman Sachs, Intermediaries and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Fund.” These services are not intended to result in the sale of Class C Shares, which distinguishes them from services provided pursuant to the 12b-1 distribution fee. Disclosure in the registration statement relating to the services provided pursuant to each fee is consistent with the terms of the Class C Shares Distribution and Service Plans.

6.	Comment: The “Fees and Expenses of the Fund” table in the Fund’s prospectus states: “The ‘Other Expenses’ for Class R6 and Class T Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.” Please explain supplementally why the fees for Class R6 and Class T Shares have been estimated, how the estimated fees were determined, and whether you believe they are reasonable.

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense figures reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Class R6 and Class T Shares of the Fund have not yet commenced operations and the Fund therefore did not incur expenses with respect to these share classes during the most recent fiscal year. Form N-1A does not provide instructions for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. As such, the Registrant believes that, because Class R6 and Class T Shares of the Fund have not yet commenced operations, the Fund may report the estimated expenses of these share classes in accordance with Instruction 6(a) to Item 3 of Form N-1A. In estimating these expenses, the Investment Adviser has considered the expenses for similar share classes as well as any differences in expense components (e.g., the transfer agency fee applicable to Class R6 Shares differs from that of the Fund’s Institutional Shares). The Registrant believes that the estimated fees for Class T and Class R6 Shares are reasonable.

7.	Comment: “Management and Model Risk,” a principal risk of the Fund, states that “[c]ertain Underlying Managers may attempt to execute strategies for the Fund using proprietary quantitative models.” To the extent that such Underlying Managers implement the same or similar quantitative models or strategies on behalf of other clients, how are potential conflicts of interest relating to investment allocations, trade timing, and model inputs addressed? Are there any implicit or explicit limits in place that prevent the Fund from accessing the model or strategies on equal terms with the other clients? If so, please revise the disclosure to explain how the Board of Trustees and the Investment Adviser considered these issues in approving the Sub-Advisory Agreements with the applicable Underlying Managers.

Response: The Underlying Managers address potential conflicts of interest relating to the management of other client accounts by adopting policies and procedures that require the Underlying Managers, including those that implement quantitative models and strategies, to allocate investment opportunities among the various accounts that they manage in a manner that is consistent with their fiduciary obligations. Potential conflicts of Underlying Managers and their policies and procedures to address them are diligenced by the Investment Adviser during the onboarding process and on an ongoing basis. The Investment Adviser also oversees the performance of the management of the Fund by the Underlying Managers, including how this performance compares to the Underlying Manager’s other accounts.

As disclosed in the risk factor “Underlying Manager Risk,” Underlying Managers are subject to constraints designed to facilitate the Fund’s compliance with legal and regulatory requirements, including those arising under the Investment Company Act of 1940. This may prevent the Fund from accessing the model or strategies on equal terms with the other clients to the extent that the model or strategies were developed for clients that are not subject to these constraints.

At a meeting of the Board of Trustees held on August 8, 2017, at which it considered the approval of the investment management agreement with the Investment Adviser and the sub-advisory agreements with the Underlying Managers, the Board reviewed and considered information regarding the Investment Adviser’s oversight of the Underlying Managers, the Underlying Managers’ investment strategies and policies and procedures addressing potential conflicts of interest. A statement regarding the basis for the Board’s approval of these agreements was included in the Fund’s annual report to shareholders for its fiscal year ended October 31, 2017. The Registrant believes that the disclosure in the registration statement and annual report is appropriate, and therefore respectfully declines to make any revisions in response to the Staff’s comment.

8.	Comment: Under “Investment Subadvisers (Underlying Managers)–Atreaus Capital, LP,” the disclosure states that “an affiliated person of the Investment Adviser receives fees from the Seed Fund based, in part, on the Seed Fund’s performance.” Please explain supplementally why Atreaus Capital, LP (“Atreaus”) should not be deemed an affiliated person of the Investment Adviser.

Response: The revenue sharing arrangement referenced in the Fund’s disclosure does not provide the Seed Fund with any ownership or voting interest in Atreaus, nor does it give the Seed Fund or the affiliate control of Atreaus. As such, the Registrant believes that this arrangement does not cause Atreaus to be an “affiliated person” of the Investment Adviser within the meaning of the Investment Company Act of 1940. 3

9.	Comment: Item 16 of Form N-1A requires registered investment companies to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” Please explain supplementally how the Fund’s fundamental policy with respect to concentration, as disclosed in the Statement of Additional Information, complies with this Form requirement.

Response: The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Further, the Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s registration statement.

10.	Comment: The Fund has a non-fundamental restriction preventing it from purchasing additional securities if borrowings exceed 5% of net assets. Was the Fund in compliance with this provision during the most recently completed fiscal year? Please detail how this calculation was made as of the most recent fiscal year-end. In responding, please ensure you explain how borrowings are defined for purposes of this statement.

[3]

Section 2(a)(3) of the Investment Company Act of 1940 defines an “affiliated person” as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Response: Compliance with the Fund’s 5% limitation on borrowings is measured by dividing (i) the sum of any borrowings by (ii) the Fund’s net asset value. For purposes of this limitation, the Fund defines the term “borrowings” to include any current liabilities attributable to reverse repurchase agreements, overdrafts provided by the Fund’s custodian, borrowings under the Fund’s revolving line of credit or other bank borrowings. The Registrant hereby confirms that the Fund complied with the 5% limitation on borrowings during its most recently completed fiscal year.

*         *         *         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7136 if you wish to discuss this correspondence further.

Sincerely,

/s/ Joshua Katz

Joshua Katz

cc:	Christopher Carlson, Goldman Sachs Asset Management, L.P.
Stephen H. Bier, Dechert LLP
Stephanie A. Capistron, Dechert LLP